Filed by GigOptix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endwave Corporation

Commission File: 000-31635

GigOptix to Present at ROTH 23rd Annual OC Growth Stock Conference on March 14, 2011

Palo Alto, CA (March 1, 2011) GigOptix (OTCBB: GGOX), a leading supplier of high performance electronic and electro-optic components that enable next generation 40G and 100G optical networks, today announced that management will present at the ROTH 23rd Annual OC Growth Stock Conference at The Ritz Carlton, Laguna Niguel in Dana Point, CA. Dr. Avi Katz, GigOptix’s Chairman and CEO, is scheduled to present at 4:30 p.m. Pacific Time on Monday, March 14, 2011. Joining Dr. Katz will be John Mikulsky, current CEO of Endwave Corporation with whom GigOptix recently announced plans to merge. Management will be available for investor meetings during the day.

Portfolio managers and analysts who wish to request a meeting with management at the conference should contact Tami Stegmaier at (800) 678-9147 or email OneonOneRequests@roth.com. A live webcast of GigOptix’s presentation may be accessed in the investor relations section of the Company’s Web site at www.GigOptix.com. Access to the replay will be available approximately 24 hours after the live webcast.

About GigOptix, Inc.

GigOptix is a leading supplier of high performance electronic and electro-optic components that enable next generation 40G and 100G fiber-optic telecommunications and data-communications networks. The Company offers a broad portfolio of high speed electronic devices including polymer electro-optic modulators, modulator drivers, laser drivers and receiver amplifiers for telecom, datacom, Infiniband and consumer optical systems, covering serial and parallel communication technologies from 1G to 100G. GigOptix also offers the widest range of mixed-signal and RF ASIC solutions in the market including Standard Cell, Hybrid and Structured ASICs targeting the Consumer, Industrial, Defense & Avionics industries. For more information, please visit http://www.GigOptix.com.

Important Additional Information

This communication shall not constitute an offer of any securities for sale. In connection with the proposed merger of GigOptix and Endwave, GigOptix will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a proxy statement of Endwave and a prospectus of GigOptix. The definitive proxy statement/prospectus will be mailed to stockholders of Endwave. GigOptix and Endwave urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by GigOptix and Endwave with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by GigOptix or Endwave with the SEC relating to the proposed transaction may also be obtained for free by accessing GigOptix’s web site at www.gigoptix.com by clicking on the link for “Investor”, then clicking on the link for “SEC Filings”, or by accessing Endwave’s web site at www.endwave.com and clicking on the “Company” link and then clicking on the link for “SEC Filings” underneath the heading “Investor Relations”.

Participants in the Merger

GigOptix, Endwave and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Endwave stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Endwave stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about GigOptix’s executive officers and directors in GigOptix’s definitive proxy statement filed with the SEC on October 28, 2010. You can find information about Endwave’s executive officers and directors in Endwave’s definitive proxy statement filed with the SEC on June 11, 2010. You can obtain free copies of these documents from the sources indicated above. You may obtain additional information regarding the direct and indirect interests of GigOptix, Endwave and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.

Media Contact:

GigOptix, Inc.

Parker Martineau

Corporate Communications Manager

650-424-1937

pmartineau@gigoptix.com

Investor Contact:

Shelton Group Investor Relations

Leanne Sievers, EVP

949-224-3874

lsievers@sheltongroup.com

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